

NEW YORK STATE OF OPPORTUNITY.

Division of Corporations, State Records and Uniform Commercial Code

New York State
Department of State
DIVISION OF CORPORATIONS,
STATE RECORDS AND
UNIFORM COMMERCIAL CODE
One Commerce Plaza
99 Washington Ave.
Albany, NY 12231-0001
www.dos.ny.gov

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

Black Sands Entertainment Inc.

(Insert the Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

FIRST: The current name of the corporation is:

Black Sands Entertainment Inc.

If the name of the corporation has been previously changed, the name under which it was originally formed is:

SECOND: The date of filing of the certificate of incorporation with the Department of State is:

11/02/2016

THIRD: The amendment effected by this certificate of amendment is as follows:

The subject matter and full text of each amended paragraph must be stated.

FOR EXAMPLE, a certificate of amendment changing the name of the corporation would read as follows:

Paragraph FIRST of the Certificate of Incorporation relating to the name of the corporation is amended to read in its entirety as follows:

FIRST: The name of the corporation is (....new name....).

Paragraph FOURTH of the Certificate of Incorporation relating to

authorized shares

is amended to read in its entirety as follows:

The total number of shares which the corporation shall have the authority to issue is 5,000,000 shares, which shall consist of 4,485,000 shares of Common Stock, par value $0.001 per share, and 515,000 shares of Preferred Stock, par value $0.001 per share.

Paragraph _____ of the Certificate of Incorporation relating to

_____

_____

is amended to read in its entirety as follows:

_____

FOURTH: The certificate of amendment was authorized by: *(Check the appropriate box)*

☐ The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

☒ The vote of the board of directors followed by the unanimous written consent of the holders of all outstanding shares.

X  _____   _____Manuel Godoy_____
      (Signature)   *(Name of Signer)*

                                               _____CEO_____
                                              (Title of Signer)

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

Black Sands Entertainment Inc.

(Insert Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

Filer's Name and Mailing Address:

Name: Manuel Godoy

Company, if Applicable: Black Sands Entertainment

Mailing Address: 20 Himrod Street, Apt 104

City, State and Zip Code: Brooklyn, NY 11221

NOTES:

1. The name of the corporation and its date of incorporation provided on this certificate must exactly match the records of the Department of State. This information should be verified on the Department of State's website at www.dos.ny.gov.
2. This form was prepared by the New York State Department of State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores.
3. The Department of State recommends that all documents be prepared under the guidance of an attorney.
4. The certificate must be submitted with a **$60** filing fee.

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